Dalton Distillery

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	260,729.08
Sales of Product Income	15,120.00
Total Income	**$275,849.08**
Cost of Goods Sold	
Cost of Goods Sold	804.88
Inventory Shrinkage	8,643.60
Total Cost of Goods Sold	**$9,448.48**
GROSS PROFIT	**$266,400.60**
Expenses	
Advertising & Marketing	3,215.70
Bank Charges & Fees	1,208.96
Car & Truck	4,239.93
Contract Labor	20,112.47
Cost of Labor	3,541.36
Dues & Subscriptions	5,842.99
Freight	1,616.11
GNS Totes	5,305.00
Insurance	1,334.19
Internet	1,459.84
Job Supplies	1,402.26
Legal & Professional Services	26,741.82
Meals & Entertainment	1,639.44
Office Supplies & Software	1,835.75
Packaging Supplies	45,706.14
Raw Materials	21,219.68
Rent & Lease	23,443.55
Repairs & Maintenance	388.00
Resale Items	14.97
Security	205.08
Taxes & Licenses	5,445.87
Telephone	1,225.35
Uncategorized Expense	30.89
Utilities	2,358.64
Total Expenses	**$179,533.99**
NET OPERATING INCOME	**$86,866.61**
Other Income	
Non-Taxable PPP loan forgiveness	21,139.97
Total Other Income	**$21,139.97**
NET OTHER INCOME	**$21,139.97**
NET INCOME	**$108,006.58**

Dalton Distillery

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of the Ozarks	80,799.66
Bank OZK - PPP account	8,502.38
First Bank of Dalton	-1,378.87
Glass Bottles	29,935.20
SBA Loan Jr	10,517.65
Smart Bank	-1,402.34
Total Bank Accounts	**$126,973.68**
Accounts Receivable	
Accounts Receivable (A/R)	3,748.50
Total Accounts Receivable	**$3,748.50**
Other Current Assets	
Inventory	57,843.92
Inventory Asset	987.84
Uncategorized Asset	-4,004.69
Total Other Current Assets	**$54,827.07**
Total Current Assets	**$185,549.25**
Fixed Assets	
Accumulated Depreciation	-87,041.44
Buildings	28,000.00
Furniture & Fixtures	20,401.09
Land	14,000.00
Machinery & Equipment	158,419.34
Total Fixed Assets	**$133,778.99**
TOTAL ASSETS	**$319,328.24**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Discover	9,387.78

Dalton Distillery

Balance Sheet
As of December 31, 2021

	TOTAL
Total Credit Cards	**$9,387.78**
Other Current Liabilities	
Federal Excise Tax Payable	-235.91
GA Excise Tax Payable	133.47
Misc Pay SBA	91,200.00
NP - Vann Brown	0.00
Sales Tax Payable	144.90
SBA Loan	31,554.86
Total Other Current Liabilities	**$122,797.32**
Total Current Liabilities	**$132,185.10**
Long-Term Liabilities	
Bank OZK Loan	239,572.13
New Hill Note	0.00
Total Long-Term Liabilities	**$239,572.13**
Total Liabilities	**$371,757.23**
Equity	
Members Draw	-102,714.93
Members Equity	-210,296.36
Opening Balance Equity	8,511.47
Owner's Investment	259,155.44
Retained Earnings	-115,091.19
Net Income	108,006.58
Total Equity	**$ -52,428.99**
TOTAL LIABILITIES AND EQUITY	**$319,328.24**

Dalton Distillery

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	108,006.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-3,748.50
Inventory	0.00
Inventory Asset	-987.84
Uncategorized Asset	4,004.69
Accounts Payable (A/P)	0.00
Discover	9,387.78
Misc Pay SBA	91,200.00
SBA Loan	-57,491.79
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**42,364.34**
Net cash provided by operating activities	**$150,370.92**
INVESTING ACTIVITIES	
Buildings	-28,000.00
Land	-14,000.00
Machinery & Equipment	-31,701.37
Net cash provided by investing activities	**$ -73,701.37**
FINANCING ACTIVITIES	
Bank OZK Loan	-4,233.27
Members Draw	-11,991.59
Opening Balance Equity	8,511.47
Net cash provided by financing activities	**$ -7,713.39**
NET CASH INCREASE FOR PERIOD	**$68,956.16**
Cash at beginning of period	58,017.52
CASH AT END OF PERIOD	**$126,973.68**